Exhibit 99.1

Penn West Energy Trust

Pro Forma Consolidated Statement of Income (unaudited)

For the Year Ended December 31, 2007

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying unaudited U.S GAAP pro forma consolidated statement of income for the year ended December 31, 2007 of Penn West Energy Trust (“Penn West”) should be read in conjunction with the previously filed Penn West Pro Forma statements included in the Business Acquisition Report dated March 26, 2008 related to the acquisition of Canetic Resources Trust. Penn West’s pro forma consolidated statement of income has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles, as they pertain to Penn West’s pro forma consolidated statement of income for the year ended December 31, 2007, differ from generally accepted accounting principles in the United States (“US GAAP”) as follows:

The application of U.S. GAAP would have the following effects on reported net income:

Year ended December 31	2007
(millions, except per unit amounts)
Net income (loss) as reported in the pro forma
Consolidated Statements of Income - Canadian GAAP	$(25.2)
Adjustments
Unit-based compensation (note (a))	24.8
Financing (note (b))	1.3
Income tax effect of the above adjustments	(0.3)
Net and Other Comprehensive Income, U.S. GAAP (note (c))	$0.6

Net income per trust unit
Basic	$—
Diluted	$—

Weighted average number of trust units outstanding (in millions)
Basic	363.7
Diluted	365.0

(a) Unit-based compensation

The trust unit rights liability is calculated under US GAAP based on the fair value of the grants, determined by the Binomial Lattice model at each reporting date until the date of settlement.  Compensation cost is recorded based on the change in fair value of the rights during each reporting period.  When rights are exercised, the proceeds plus the amount recorded as a trust unit rights liability are recorded to mezzanine equity.

Unit rights are considered equity awards for Canadian GAAP purposes. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date.  This initial fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus.  When rights are exercised, consideration received plus the fair value recorded in contributed surplus is transferred to unitholders’ equity.  For the year ended December 31, 2007, compensation expense calculated under U.S. GAAP was $24.8 million lower than compensation expense calculated under Canadian GAAP.

(b) Convertible Debentures

Under Canadian GAAP, certain of Penn West’s convertible debentures were classified as debt with a portion, representing the fair value assigned to the equity conversion feature, being allocated to equity. In addition, under Canadian GAAP, a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of income with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal amount due on maturity.

Under U.S. GAAP, the convertible debentures are classified entirely as debt. The difference between the fair value and the face value of the debentures is amortized over the life of the debentures using the effective yield method.

(c) Other comprehensive income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of unitholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income was equivalent to net income in 2007.